Exhibit 99.1

Ballard Power Systems Inc.

News Release

Ballard Announces $3.6 Million Follow-on Contract With Major Automaker

For Immediate Release – August 31, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced a $3.6 million contract with a major global automaker covering expanded technology benchmarking and evaluation activities. As part of this agreement, the automaker will evaluate the performance and capabilities of Ballard’s current and advanced fuel cell technologies. This contract builds on the experience gained by the automaker from its initial purchase of Ballard® fuel cell products in 2003.

“We are delighted to expand our relationship with a key automotive prospect. This contract demonstrates our commitment to, and our customers’ interest in, our flexible business approach,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Projects such as these are an excellent opportunity for Ballard to build closer relationships and advance the growth of the fuel cell automotive market.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cells for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi and Nissan, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

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